REPLICEL LIFE SCIENCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

For the three months ended March 31, 2016

(Stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

	Notes		March 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents			$175,338	$175,791
Sales taxes recoverable			15,596	25,816
Prepaid expenses and deposits			439,942	193,213
			630,876	394,820
Non-current assets
Equipment	6		19,655	21,100
Total assets			$650,531	$415,920

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8		$1,572,991	$1,017,701

Non-current liabilities
Warrants denominated in a foreign currency	7	g	-	-
Total liabilities			1,572,991	1,017,701

Shareholders’ equity (capital deficit)
Common shares	7		17,084,740	16,498,743
Share subscriptions	7		150,000	-
Contributed surplus	7		3,416,902	3,403,869
Accumulated deficit			(21,574,102)	(20,504,393)
Total shareholders’ equity (capital deficit)			(922,460)	(601,781)
Total liabilities and shareholders’ equity (capital deficit)			$650,531	$415,920

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Lee Buckler”
Director	Director

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three months ended
(Stated in Canadian Dollars)
(Unaudited)

	March 31, 2016	March 31, 2015

Expenses
Research and development (Note 8)	373,027	470,712
General and administrative (Notes 6, and 8)	721,423	733,090
Loss before other items	(1,094,450)	(1,203,802)
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 7g)	-	(2,656)
Foreign exchange gain/(loss)	24,741	(1,979)
Interest income	-	10,622

Total comprehensive loss	$1,069,709	$1,197,815
Basic and diluted loss per share	$(0.02)	$(0.02)

Weighted average shares outstanding	63,349,870	53,247,288

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended
(Stated in Canadian Dollars)
(Unaudited)

	March 31, 2016	March 31, 2015

Operating activities
Comprehensive loss	$(1,069,709)	$(1,197,815)
Add items not involving cash:
Depreciation	1,445	1,773
Stock-based compensation	354,033	56,015
Change in fair value of warrants (Note 7g)	-	2,656

Changes in non-cash working capital balances:
Sales taxes recoverable	10,220	10,019
Prepaid expenses and deposits	(246,728)	(60,903)
Accounts payable and accrued liabilities	555,289	182,437
Net cash used in operating activities	(395,450)	(1,005,818)

Investing activities
Guaranteed Investment Certificate	-	1,500,000
Net cash provided by investing activities	-	1,500,000

Financing activities
Issuance of common shares	244,997	-
Subscriptions received	150,000	-
Net cash provided by financing activities	394,997	-

Increase (decrease) in cash and cash equivalents during the period	(453)	494,182

Cash and cash equivalents, beginning of the period	175,791	535,114

Cash and cash equivalents, end of the period	$175,338	$1,029,296

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2016 and 2015 and the year ended December 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2016	63,480,381	$16,498,743	$-	$3,403,869	$(20,504,393)	$(601,781)
Shares released from escrow– Note 5	(600,000)	341,000	-	-	-	341,000
Shares issued upon exercise of warrants for cash at $0.22 – Note 7	1,113,623	244,997	-	-	-	244,997
Share subscriptions – Note 7	-	-	150,000	-	-	150,000
Stock-based compensation – Note 7	-	-	-	13,033	-	13,033
Net loss for the period	-	-	-	-	(1,069,709)	(1,069,709)
Balance, March 31, 2016	63,994,004	$17,084,740	$150,000	$3,416,902	$(21,574,102)	$(922,460)

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2015	54,947,288	$14,047,244	$3,219,355	$(15,460,379)	$1,806,220
Stock-based compensation – Note 7	-	-	56,015	-	56,015
Net loss for the period	-	-	-	(1,197,815)	(1,197,815)
Balance, March 31, 2015	54,947,288	$14,047,244	$3,275,370	$(16,658,194)	$664,420

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2016 and 2015 and the year ended December 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2015	54,947,288	$14,047,244	$3,219,355	$(15,460,379)	$1,806,220
Shares issued for cash at CAD $0.31 – Note 8(b)	8,533,093	2,645,259	-	-	2,645,259
Finders fees – Note 7(b)	-	(193,760)	52,800	-	(140,960)
Stock-based compensation – Note 8	-	-	131,714	-	131,714
Net loss for the year	-	-	-	(5,044,014)	(5,044,014)
Balance, December 31, 2015	63,480,381	$16,498,743	$3,403,869	$(20,504,393)	$(601,781)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

1.	Corporate Information

RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011.  The Company’s reporting jurisdiction is British Columbia.  Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These condensed consolidated interim financial statements for the three month period ended March 31, 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting.  They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s 2015 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The condensed consolidated interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2015 annual financial statements. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 30, 2016.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a)	Going Concern of Operations

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations.  At March 31, 2016, the Company is in the research stage, has accumulated losses of $21,574,102 since its inception and expects to incur further losses in the development of its business.  As at March 31, 2016, the Company has a working capital deficit of $942,115 and a deficiency in equity of $922,460 and will require additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation - continued

a)	Going Concern of Operations - continued

If the going concern assumptions were not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies and sources of estimation uncertainty that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim financial statements within the next financial year are the same as those that applied to the Company’s 2015 annual financial statements.

4.	Accounting Standards, Amendments and Interpretations

a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2015

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2015 or later periods.

There were no new standards or interpretations effective for the first time for periods beginning on after January 1, 2015 that had a significant effect on these consolidated financial statements.

b)	Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2015. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application.  In all cases the Company intends to apply these standards from application date as indicated below:

•	Amendment to IFRS 7, Financial Instruments: Disclosure

Amended to require additional disclosures on transition from IAS 39 to IFRS 9.  Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

•	IFRS 9 Financial Instruments

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

4. Accounting Standards, Amendments and Interpretations - continued

IFRS 9 reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9.  The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

•	IFRS 15 Revenue from Contracts with Customers
The standard replaces IAS 18 Revenue and IAS 11 Construction contracts, and contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time.  The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.  IFRS 15 is effective for annual periods beginning on January 1, 2018.  Currently, no impact on the Company’s consolidated financial statements is expected.

•	IFRS 16 Leases
The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17 Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.
5.	Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel acquired the issued and outstanding shares of TrichoScience. Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The Compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$0.50 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$0.50.

During the three months ended March 31, 2016, 1,700,000 common shares held in escrow were released and 600,000 common shares were cancelled and returned to the Company in connection with the resignation of the Company’s previous CEO.  Stock based compensation of $341,000 (representing the fair value of the shares that were released when the escrow agreement was modified) was recognized for these shares during the period ended March 31, 2016 (Year ended December 31, 2015: $nil).  The fair value of the shares on modification was $0.31. The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

6.	Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2015	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At March 31, 2016	14,249	41,751	56,000
Depreciation: At December 31, 2015	8,749	26,151	34,900
Charge for the period	275	1,170	1,445
Elimination on disposal	-	-	-
At March 31, 2016	9,024	27,321	36,345
Net book value at March 31, 2016	$5,225	$14,430	$19,655

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2014	$14,249	$39,559	$53,808
Additions	-	2,192	2,192
Disposals	-	-	-
At December 31, 2015	14,249	41,751	56,000
Depreciation: At December 31, 2014	7,496	20,429	27,925
Charge for the year	1,253	5,722	6,975
Elimination on disposal	-	-	-
At December 31, 2015	8,749	26,151	34,900
Net book value at December 31, 2015	$5,500	$15,600	$21,100

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital

a)	Authorized:

Unlimited common shares without par value
Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

b)   Issued and Outstanding:

During the three month period ended March 31, 2016:

(i)
The Company issued common shares upon the exercise of warrants that had been issued April 10, 2013 through June 16, 2014.  The Company issued 1,113,623 warrants at an exercise price of $0.22 for gross proceeds totaling $244,997.  1,113,623 additional common share purchase warrants were granted in connection with the warrant exercise, with each warrant entitling the holder to purchase one additional common share expiring on February 25, 2018 at a price of $0.40 per share.

During the year-ended December 31, 2015:

(i)
The Company completed a private placement consisting of a total of 6,575,093 units at a price of $0.31 per unit for total gross proceeds of $2,038,279. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of three years from the closing of the private placement at a price of $0.51 per share. Finder’s fees of $94,881 were paid in cash and 306,068 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) of the Company at a price of $0.31 per Agent’s Unit expiring two years from the closing of the private placement.  Each Agent’s Unit consists of one common share of the Company and one common share purchase warrant, which entitles the agent to purchase one additional common share expiring June 25, 2017 at a price of $0.51 per share.  The fair value of the agent’s options have been estimated using the Binomial option pricing model.  The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 80%; (3) a risk-free interest rate of 0.62%; (4) an expected life of 24 months.  The value assigned to the agent’s warrants was $36,422.

(ii)
The Company completed a private placement consisting of a total of 1,958,000 units at a price of $0.31 per unit for total gross proceeds of $606,980.  Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $0.40 per share.  Finder’s fees of $46,079 were paid in cash and 148,640 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) of the Company at a price of $0.31 per Agent’s Unit expiring two years from the closing of the private placement.  Each Agent’s Unit consists of one common share of the Company and one purchase warrant, which entitles the agent to purchase one additional common share expiring two years from the closing of the private placement at a price of $0.40 per share.  The fair value of the agent’s options have been estimated using the Binomial option pricing model.  The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 80%; (3) a risk-free interest rate of 0.50% - 0.61%; (4) an expected life of 24 months.  The value assigned to the agent’s warrants was $16,378.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

c) Stock Option Plans:

(i)
On May 21, 2014, the Company approved a Stock Option Plan whereby the Company may grant stock options to directors, officers, employees and consultants.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant.  The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

(ii)
Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share expiring after six to seven years.  Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement.  All other terms remained the same.  This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

d) Fair value of Company Options Issued from January 1, 2016 to March 31, 2016

During the three month period ended March 31, 2016, Nil options were granted to employees and consultants of the Company, and Nil options were forfeited (for the three months ended March 31, 2015: Nil granted and Nil forfeited).

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

e) Stock-based Compensation

The Company recognized a fair value of $13,033, as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements; for the three months ended March 31, 2016 (for the three months ended March 31, 2015 - $56,015).
A summary of the status of the stock options outstanding under the Company Stock Option Plan for the three months ended March 31, 2016 and the year ended December 31, 2015 is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2016	4,840,000	$0.72
Granted	-	-
Exercised	-	-
Forfeited	-	-
Cancelled	-	-
Outstanding, March 31, 2016	4,840,000	$0.69
Exercisable, March 31, 2016	4,642,500	$0.70

Outstanding, January 1, 2015	4,890,000	$0.67
Granted	150,000	0.36
Exercised	-	-
Forfeited	(200,000)	0.97
Cancelled	-	-
Outstanding, December 31, 2015	4,840,000	$0.71
Exercisable, December 31, 2015	4,555,000	$0.72

As at March 31, 2016, the range of exercise prices for options outstanding under the Company Stock Option Plan is CAD$0.36 - US$1.00 (2015: CAD$0.41 - US$1.00) and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 2.89 years (2015: 3.85 years).

f) Escrow Shares

Pursuant to the Acquisition described in Note 5, at March 31, 2016:

i)
Nil (December 31, 2015: 1,700,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share.  During the three month period ended March 31, 2016, 1,700,000 shares were released from escrow (year ended December 31, 2015: nil) and 600,000 shares were cancelled. The Company recognized a fair value of $341,000, (December 31, 2015: $nil) as stock based compensation expense in the statement of operations for the period.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

ii)	Nil (December 31, 2015: Nil) common shares are being held in escrow under a pooling agreement and were subject to a timed release schedule under which:

a)	15% were released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);
b)	15% were released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;
c)	the remaining 10% were released on the first day of the ninth fiscal quarter after the First Quarter.

During the three months ended March 31, 2016 Nil (March 31, 2015: Nil) common shares were released from escrow in accordance with the terms of a pooling agreement.  As at March 31, 2016, all the common shares have been released from the pooling arrangement. The releases of the shares from escrow are non-compensatory.

As the release of these shares is certain, they have been included in the calculation of loss per share.

g) Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

	Warrants Outstanding		Weighted Average Exercise Price
Outstanding, January 1, 2016	250,000	$	US 2.00
Exercised	-		-
Expired	-		-
Outstanding, March 31, 2016	250,000	$	US 2.00

	Warrants Outstanding		Weighted Average Exercise Price
Outstanding, January 1, 2015	250,000	$	US 2.00
Exercised	-		-
Expired	-		-
Outstanding, December 31, 2015	250,000	$	US 2.00

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s condensed consolidated interim statement of financial position and are fair valued at each reporting period.

During the three month period ended March 31, 2016, nil (March 31, 2015: nil) warrants were exercised.

The warrants entitle holders to purchase an aggregate of 250,000 common shares. The assumptions used to determine the fair value of at March 31, 2016 were as follows: (1) risk-free rate of 0.54%; (2) dividend yield of nil; (3) an expected volatility of 80%; (4) an expected life of 1.5 months; (5) share price of US$0.15; and (6) an exercise price of US$2.00.

The change in the fair value of the warrants for the three months ended March 31, 2016 was $nil (March 31, 2015 – loss of $2,656) and was recorded in the condensed consolidated interim statement of comprehensive loss.

	March 31, 2016	December 31, 2015
Warrants denominated in a foreign currency, opening balance	$-	$3,633
Fair value of warrants issued	-	-
Fair value of warrants exercised (note 7 (b))	-	-
Change in fair value of warrants	-	(3,633)
Warrants denominated in a foreign currency, closing balance	$-	$-

h) Warrants

The number of warrants outstanding at March 31, 2016, each exercisable into one common share, is as follows:

	Warrants Outstanding		Weighted Average Exercise Price	Expiry
May 12, 2012	250,000		US$ 2.00	May 17,2016(Note 7(g))
April 10, 2013	1,482,265		CAD$ 0.50	April 10, 2016
May 21, 2013	400,000		CAD$ 0.50	May 21, 2016
May 9, 2014	3,099,834		CAD$ 1.25	May 9, 2016
May 9, 2014	297,373		CAD$ 0.75	May 9, 2016
May 21, 2014	602,000		CAD$ 1.25	May 21, 2016
May 21, 2014	58,960		CAD$ 0.75	May 21, 2016
June 16, 2014	666,000		CAD$ 1.25	June 16, 2016
June 25, 2015	6,575,093		CAD$ 0.51	June 25, 2018
November 20, 2015	1,739,000		CAD$ 0.40	November 20, 2017
December 23, 2015	219,000		CAD$ 0.40	December 23, 2017
February 25, 2016	1,113,623		CAD$ 0.40	February 25, 2018
Outstanding, March 31, 2016	16,503,148	$	CAD 0.68

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

During the quarter, the Company offered a warrant incentive program (the “Program”) which allowed holders of warrants to exercise warrants at an exercise price of $0.22 for a 14 day period up until February 24, 2016. 1,113,623 warrants were exercised in connection with the Program. If not exercised on or before February 24, 2016, the warrants would be exercisable under their current warrant exercise terms until expiry.

Subsequent to period-end, the Company amended the terms on warrants expiring on April 10, 2016, May 9, 2016, May 21, 2016 and June 16, 2016 as per the disclosure in Note 13.

i)	Agent’s Options
The number of agent’s options outstanding at March 31, 2016, each exercisable into one unit of the Company, is as follows:
	Agent’s Options Outstanding	Weighted Average Exercise Price	Expiry
June 25, 2015	306,068	$0.31	June 25,2017(Note 7(b))
November 20, 2015	139,120	$0.31	November 20,2017(Note 7(b))
December 23, 2015	9,520	$0.31	December 23,2017(Note 7(b))
Outstanding, March 31, 2016	454,708	$0.31

8.	Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	March 31, 2016	December 31, 2015
Companies controlled by directors of the Company	$74,418	$72,916
Directors or officers of the Company	156,637	142,887
	$231,055	$215,803

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.
	Three months ended
	March 31, 2016	March 31, 2015
Research and development	$1,535	$58,916
	$1,535	$58,916

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

8. Related Party Transactions - continued

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended
	March 31, 2016	March 31, 2015
General and administrative – salaries	$57,500	$98,750
Stock-based compensation	354,033	-
	$411,533	$98,750

9. Financial Instruments and Risk Management

As at March 31, 2016, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities, and warrants denominated in a foreign currency. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

•	Currency risk;
•	Credit risk;
•	Liquidity risk; and
•	Interest rate risk.

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.  At March 31, 2016 the Company held US dollar cash balances of $371 (US$285) (December 31, 2015: $12,229 or US$8,821). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$4 (US$3) on the cash balance held March 31, 2016.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

9.     Financial Instruments and Risk Management – continued

shares, to ensure there is sufficient capital in order to meet short term business requirements,  after  taking  into  account  the  Company’s  holdings  of  cash  and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at March 31, 2016:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$1,572,991	$1,572,991
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.
Classification of financial instruments
Financial assets included in the statement of financial position are as follows:

Classification		Level	March 31, 2016	December 31, 2015

Cash and cash equivalents	Loans and receivables	Level 1	$175,338	$175,791
			$175,338	$175,391

Financial liabilities included in the statement of financial position are as follows:
Classification		Level	March 31, 2016	December 31, 2015
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	Level 2	$1,572,991	$1,017,701
Derivative financial liabilities:
Warrants denominated in a foreign currency	Fair value through profit or loss	Level 3	-	-
			$1,572,991	$1,017,701

There were no changes to the Company’s fair value measurement levels during the year ended March 31, 2016 (2015: no change).  The Company does not have any level 3 fair value measurements (2015: none).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

10.   Commitments

The Company has entered into an operating lease agreement for its office premises.  The term of the lease is for three years ending on October 31, 2015.  The Company renewed the lease for an additional two years ending on October 31, 2017.  Subsequent to period-end, the Company entered into a sublease agreement for the remaining term of the lease.  The annual commitments under the lease are as follows:

2016	2017
$107,780	$119,756

11.   Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary.  The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to continue advancing its technology and to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  The Company considers shareholders equity and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time  without  penalties. There has been no change in the Company’s approach to capital management during the three month period ended March 31, 2016.

12.   Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2016
(Stated in Canadian Dollars)
(Unaudited)

13.    Events after the Reporting Date

On April 4, 2016, the Company closed a non-brokered private placement of 1,887,625 shares at a price of $0.20 per share for gross proceeds of $377,525.  There were no warrants attached to the financing.

On April 13, 2016, the Company received approval from the TSX Venture Exchange (the “TSXV”) to extend the term of 2,043,555 share purchase warrants (the “Warrants”).  The original term of 1,643,555 of the Warrants was two years and expired on April 10, 2015 and the original term of 400,000 of the Warrants was two years and expired on May 21, 2015.  The Company previously received an extension from the TSXV for an additional year for the Warrants so that 1,643,555 Warrants were to expire on April 10, 2016 and 400,000 Warrants were to expire on May 21, 2016.  The Company proposed to extend the expiry date for a further one year period to April 10, 2017 for 1,643,555 of the Warrants and to May 21, 2017 for 400,000 of the Warrants.

The Company also announced that it has applied to the TSXV for approval to amend the exercise price of 737,000 warrants (the “2014 Warrants”) issued pursuant to the private placement announced on May 20, 2014 from $1.00 to $0.50 for the first year and from $1.25 to $0.50 for the second year, and to extend the expiry date from May 20, 2016 to May 20, 2018.  The exercise period for the 2014 Warrants will also be amended by reducing the exercise period to 30 days if, for any consecutive trading days during the unexpired term of the 2014 Warrants, the closing price of the Company’s listed shares exceeds $0.625.

On April 29, 2016, the Company received approval from the TSX Venture Exchange (the “TSXV”) to extend the term of 3,765,834 share purchase warrants (the “Warrants”).  The original term of 3,099,834 of the Warrants was two years and expired on May 9, 2016 and the original term of 666,000 of the Warrants was two years and will expire on June 16, 2016.  The Company proposed to extend the expiry date for a further two year period to May 9, 2018 for 3,099,834 of the Warrants and to June 16, 2018 for 666,000 of the Warrants.

The Company also received approval by the TSXV to amend the exercise price of 3,099,834 warrants (the “Repriced Warrants”) from $1.00 to $0.50 for the first year and from $1.25 to $0.50 for the second year. The exercise period for the Repriced Warrants will also be amended by reducing the exercise period to 30 days if, for any consecutive trading days during the unexpired term of the Repriced Warrants, the closing price of the Company’s listed shares exceeds $0.625.